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                              June 2, 2021

       Joseph Pergola
       Chief Financial Officer
       Integral Ad Science Holding LLC
       95 Morton St., 8th Floor
       New York, NY 10014

                                                        Re: Integral Ad Science
Holding LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted May 20,
2021
                                                            CIK No. 0001842718

       Dear Mr. Pergola:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

       Draft Registration Statement on Form S-1 filed May 20, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 80

   1. You state that the decline in net revenue retention rate (NRR) from 132% in the first quarter of fiscal 2020
to 110% in the first quarter of fiscal 2021 was primarily due to reduced spend caused by
the COVID-19 pandemic. If the decline was due to the
                                                        pandemic, please
explain why you did not experience a similar significant decline in fiscal
                                                        2019 compared to fiscal
2020. Also, explain why NRR for the first quarter of fiscal 2020 was significantly
higher than the NRR for fiscal 2019 and how it compares to the NRR for the first quarter of
fiscal 2019. In your response tell us whether any other quarters during
 Joseph Pergola
Integral Ad Science Holding LLC
June 2, 2021
Page 2
      the last two fiscal years experienced similar spikes in NRR.
Management, page 115

2. We note you identified a director nominee in your Management section on page 115.
      Please file the consent of the director nominee as an exhibit to your registration statement.
      See Rule 438 of Regulation C under the Securities Act.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph Pergola
                                                            Division of
Corporation Finance
Comapany NameIntegral Ad Science Holding LLC
                                                            Office of
Technology
June 2, 2021 Page 2
cc:       Robert E. Goedert
FirstName LastName